Exhibit 99.2

Highest Performances Holdings Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MAAS)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON JUNE 3, 2025

(or any adjourned or postponed meeting thereof)

I/We, ___________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being the registered holder of                                                                                       class ______ ordinary shares1, par value US$0.001 per share in the share capital of Highest Performances Holdings Inc. (the “Company”) hereby appoint                                          , or failing him/her, the Chairperson of the extraordinary general meeting of the Company (the “EGM”), as my/our proxy to attend and act on my/our behalf as a shareholder at the EGM to be held at 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China on June 3, 2025 at 10:30 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, and to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit:

RESOLUTIONS			Please tick “√“or insert the number of shares to be voted for or against or to abstain in the appropriate column below
			FOR	AGAINST	ABSTAIN
1.	As ordinary resolutions, THAT:
	(a)	effective immediately after the termination of the deposit agreement, dated March 27, 2019, and as amended by the amendment to the deposit agreement dated April 3, 2025 (the “Deposit Agreement”), by and among the Company, Deutsche Bank Trust Company Americas and owners and holders of the Company’s American depositary shares (the “ADSs”) and the termination of the Company’s American depositary receipt facility (the “Termination of ADR Facility”), and prior to the listing of its Class A ordinary shares on Nasdaq Stock Market LLC (“Listing of Class A Ordinary Shares”), or from the effective date as any member of the board of directors of the Company or any executive office deems advisable and may determine, the Company consolidates every ninety (90) authorized issued and unissued shares of a par value of US$0.001 each of the Company into one (1) share of a par value of US$0.09 each (the “Consolidated Shares”), such Consolidated Shares shall rank pari passu in all respects with shares of the same class (the “Share Consolidation”); and
	(b)	no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares.
2.	As an ordinary resolution, THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased to US$450,000,000 shares divided into 5,000,000,000 shares consisting of 4,000,000,000 class A ordinary shares of a nominal or par value of US$0.09 each, and 1,000,000,000 class B ordinary shares of a nominal or par value of US$0.09 each (the “Share Capital Increase”)

[1]	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number nor class is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	As a special resolution, THAT the Company’s name be changed from “Highest Performances Holdings Inc. 华普集团有限公司” to “Maase Inc.” (the “Name Change”)
4.	As a special resolution, THAT effective upon completion of the Share Consolidation and Share Capital Increase after the termination of the Deposit Agreement and the Termination of ADR Facility, and prior to the Listing of Class A Ordinary Shares, or from the effective date as any member of the board of directors of the Company or any executive office deems advisable and may determine:
(a) Article 108 of the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended to change the requirement for passing board resolutions of the Company (save for the matters set out in Article 86(b) and 86(d)) from a majority of no less than two-thirds of votes of the Directors to a simple majority of the votes cast by the Directors present and voting at such board meeting; and
(b) the Existing M&A be amended and restated in their entirety with a fifth amended and restated memorandum and articles of association of the Company as set out in the form annexed as Exhibit A to the notice of EGM to reflect the Share Consolidation, Share Capital Increase, Name Change, and among other changes.
5.	As a special resolution, THAT any director of the Company or executive officer of the Company is authorized to take any and all action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

Dated                          , 2025

Signature:

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company at the close of business on May 6, 2025 (New York time) should use this form of proxy.

2.	If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the EGM. A proxy need not be a shareholder of the Company. Please insert the name of the person(s) of your own choice that you wish to be appointed as your proxy in the space provided, failing which the chairman/chairperson of the EGM will be appointed as your proxy.

3.	Submission of the executed proxies shall not preclude you from attending and voting at the EGM in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. May 30, 2025 (Beijing time), being the deadline for return of such proxies, will be voted by the proxy holder at the EGM as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China, Attention: Ms. Yuanfen Yang, or send copies of the foregoing by email to ir@puyiwm.com, as soon as possible and in any event no later than 10:00 a.m. May 30, 2025 (Beijing time).